EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Income from Continuing Operations	$160,369	$71,876	$124,335	$220,224	$156,501	$118,779	$116,221
Fixed Charges	106,510	117,812	156,844	148,110	81,451	65,263	50,393
Adjusted Earnings	$266,879	$189,688	$281,179	$368,334	$237,952	$184,042	$166,614

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$106,510	$117,812	$156,844	$148,110	$81,451	$65,263	$50,393
Preferred distributions	22,410	22,410	29,880	26,769	7,656	7,656	9,674

Combined Fixed Charges and Preferred Distributions	$128,920	$140,222	$186,724	$174,879	$89,107	$72,919	$60,067

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.07x	1.35x	1.51x	2.11x	2.67x	2.52x	2.77x